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APR 01 2021
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APR 01 2021
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68460

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crewe Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

136 East South Temple
(No. and Street)

Salt Lake City (City) | UT (State) | 84111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert King, FINOP | 385-322-3100 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555 (Address) | Hamilton Square (City) | NJ (State) | 08690 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crewe Capital, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

ROHINI N BEDASIE
NOTARY PUBLIC, STATE OF NEW YORK
Reg. # 01BE6224922
QUEENS COUNTY
Comm. Exp. 07-19-2022

Signature

FINOP / Partner
Title

Notary Public 3/26/21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREWE CAPITAL, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2020

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Members'
Crewe Capital, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Crewe Capital, LLC as of December 31, 2020, and the related statements of operations, changes in members' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Crewe Capital, LLC as of December 31, 2020 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Crewe Capital, LLC's management. My responsibility is to express an opinion on Crewe Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Crewe Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Crewe Capital, LLC's financial statements.

The supplemental information is the responsibility of Crewe Capital, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Crewe Capital, LLC's auditor since 2018.

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 18, 2021

CREWE CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Current Assets	
Cash	$ 508,790
Accounts receivable	62,890
Prepaid Expenses	1,898
Current Assets	573,578
Fixed assets, net of accumulated depreciation	27,046
Goodwill	30,867
Operating lease right-of-use asset	175,846
Membership minority interest, at cost	250,000
Common stock options, at cost	700
Security deposit	12,655
Total Assets	$ 1,070,692

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Accounts payable	$ 333,353
PPP Loan	41,600
Accrued interest	260
Total Current Liabilities	375,213
Operating lease liability	175,846
Total Liabilities	551,059
Members' Equity	519,633
Total Liabilities & Members' Equity	$ 1,070,692

See accompanying notes.

CREWE CAPITAL, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2020

REVENUES	
Consulting & other fees	$ 67,501
Securities related fees	5,232,194
Other income	24,413
Dividends & interest income	24,555
	5,348,663
OPERATING EXPENSES	
Salaries & compensation	4,652,991
Design & promotional related	22,778
Occupancy	95,421
Automobile	28,355
Insurance	43,699
Legal & professional fees	44,108
Travel meals & entertainment expense	22,302
Technology & data communications	7,417
Compliance	33,203
Depreciation	8,788
Interest expense	400
General & administrative	28,595
	4,988,057
Net Income	$ 360,606

See accompanying notes.

CREWE CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2020

		Amount
Balance at December 31, 2019	$	858,190
Distributions to member		(408,463)
Cumulative adjustment		(290,700)
Net Income		360,606
Balance at December 31, 2020	$	519,633

See accompanying notes.

CREWE CAPITAL, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	360,606
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation		8,788
(Increase) Decrease in Operating Assets:		
Accounts receivable		68,726
Prepiad expense		(1,696)
Increase (Decrease) in Operating Liabilities:		
Accounts payable		314,723
Accruals		260
Net cash provided by operating activities		751,407
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		
Distributions		(408,463)
PPP Loan proceeds		41,600
Net cash used in financing activities		(366,863)
Net increase in cash		384,544
Cash at Beginning of Year		124,246
Cash at End of Year	$	508,790
Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	4
Cash paid for interest	$	140

See accompanying notes.

Crewe Capital, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2020

1. Organization

Crewe Capital, LLC (the "Company"), formerly Five Prime Advisors, LLC, is a privately held partnership formed in New York in 2003 for the purpose of providing investment banking, securities, valuation, and mergers & acquisitions services to a diversified client base. In September 2011, the Company obtained from the Financial Industry Regulatory Authority ("FINRA") approval to conduct a securities business as broker-dealer ("BD").

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant judgments:

Revenue from contracts with customers includes consulting and fees from investment banking services as discussed in Note 1 above. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Crewe Capital, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2020

Revenue Recognition - continued

Success fees:

The Company earns revenue by way of transaction success fees that are recognized at the point in time that performance under the arrangement is completed and the transaction has closed. The Company has determined that this date is the appropriate point in time to recognize revenue for success fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point. Payment is generally due upon closing.

Consulting fees:

The Company provides consulting services on mergers and acquisitions. Revenue for consulting arrangements is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2020.

Cash deposits are held at one financial institution and therefore are subject to the credit risk at this financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Fixed Assets

Fixed assets are stated at cost and are depreciated on a straight-line basis over its estimated useful life. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of equipment are included in income.

Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on management's evaluation of the collectability of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2020 and believes they are all collectible. Accounts receivable are not collateralized.

Crewe Capital, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2020

Income Taxes

The Company is treated as a partnership for federal income tax purposes Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the members are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the members could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2020. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2016.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2020.

Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

General and Administrative Expenses

General and administrative costs are expensed as incurred.

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.
Level 3	Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 3 Assets at December 31, 2020	
FFG MB Stores, LLC Membership minority interest	$250,000
Advanced Comfort Technologies, Inc. (10,000 common share options @ .07 cents)	700

For further discussion of fair value, see "Note 6 Fair Value"

3. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $175,177 which exceeded the required net capital by $152,936. The ratio of aggregate indebtedness to net capital, at December 31, 2020 was 1.9044 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

4. Concentrations and Economic Dependency

The Company's revenues are related to consulting and/or investment banking fees as discussed in Note 2 above. There is no assurance of future revenues from such fees. However, management believes it has sufficient contacts in place to support operations for the foreseeable future.

The three largest customers accounted for approximately 75% of securities related fee in 2020.

5. Related Party Transactions

Crewe Holdings, LLC, the majority member of Crewe Capital, LLC ("Capital") owns 8.9% of Crewe Advisors, LLC ("Advisors"), an SEC registered investment advisor. At times Capital may receive fees from Advisors for referrals that result in a placement fee relationship with Advisors. There were no significant transactions between Advisors and Capital during the year.

6. Fair Value

Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

7. Commitments and Contingencies

The Company is committed to a non-cancellable sub-lease for office space in Salt Lake City, Utah with Crewe Capital Advisors LLC a related party. Minimum payments due under the lease are as follows.

2021	66,695
2022	67,803
2023	57,273
Net minimum lease payments	$191,171

The Company also rents an office in New York City, New York on a month-to-month basis.

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2020, the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2020 or during the year then ended.

8. Fixed Assets

Fixed assets at December 31, 2020 are comprised as follows:

Furniture	$ 61,515
Accumulated depreciation	(34,469)
Fixed assets, net	$ 27,046

Fixed assets were put into service on the last day of 2016 when the Company finished moving into its new office space. The Company began depreciating these assets in the year 2017.

9. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2020 and through the date of March 18, 2021 and have determined that there are no material events that would require adjustment to or additional disclosure in the Company's financial statements.

10. COVID 19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

In May 2020, the Company received a loan of $41,600, which is guaranteed by the U.S. Small Business Administration (SBA) under the Paycheck Protection Program (PPP). This loan is forgivable when the Company expends the funds for allowable expenses as defined by the PPP. Management believes that the majority of the forgivable portion of this loan will be forgiven in the year ending December 31, 2021, at which time, it will be recognized as a gain on the extinguishment of debt in the statement of operations. The remaining balance (if any) will be due over a two-year period in accordance with the terms of the PPP.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2020

CREWE CAPITAL, LLC

NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1
December 31, 2020

Schedule I

NET CAPITAL		
Member Equity	$	519,633
Less Non Allowables see balance sheet		(561,902)
Add: Non AI Liabilities		217,446
Total		(344,456)
NET CAPITAL		175,177
Minimum Required Net Capital		22,241
Excess Net Capital	$	152,936
AI/NC Ratio		1.9044

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2020)
As Amended on March 25, 2021

Net Capital, as reported in Company's Part II unaudited Focus Report	$	175,177
Net Capital, per above		175,177
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2020.

Crewe Capital, LLC

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

YEAR ENDED December 31, 2020

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Crewe Capital, LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Crewe Capital, LLC

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2020

"EXEMPT UNDER 15c3-3(k)(2)(i)

Pursuant to rule 15c 3-3 relating to possession or control requirements, Crewe Capital, LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2020 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

MICHAEL T. **REMUS**
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Members
Crewe Capital, LLC

I have reviewed management's statements, included in the accompanying Exemption report, in which (1) Crewe Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Crewe Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) Crewe Capital, LLC stated that Crewe Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Crewe Capital, LLC management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crewe Capital, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 18, 2021

Crewe Capital, LLC

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

For the Year Ended December 31, 2020

Crewe Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 5240.15c3-3 under the following provisions of 17 C.F.R. 5240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Crewe Capital, LLC

I, Robert S. King, swear (or affirm) that, to my best knowledge and belief, this Exemption Statement is true and correct.
By:

Robert S. King

Title: FINOP

March 18, 2021